

May 30, 2014

<u>Via E-mail</u>
Brice Tarzwell
Chief Legal Officer
Par Petroleum Corporation
800 Gessner Road
Suite 875
Houston, TX 77024

      Re: Par Petroleum Corporation
            Registration Statement on Form S-3
            Filed May 2, 2014
            File No. 333-195662

            Form 10-K for Fiscal Year Ended December 31, 2013
            Filed March 31, 2014, as amended on April 29, 2014
            File No. 0-16203

Dear Mr. Tarzwell:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3 Filed May 2, 2014</u>

1.   We will not be in a position to declare your registration statement effective until you have cleared all comments on your Form 10-K.

Exhibit Index, page II-8

2.   We note in your first footnote to your exhibit index that you list "debt securities" as a type of offered security for which you would file a Form 8-K. As we can find no other mention of such instruments in the filing, please revise or explain.

Form 10-K for Fiscal Year Ended December 31, 2013

Properties, page 23

Reserves, page 23

Internal Controls Over Reserve Estimates, Technical Qualifications and Technologies Used, page 23

3.   Please expand the disclosure of your internal controls to include the qualifications of the technical person at Par Petroleum Corp. who is primarily responsible for overseeing the preparation of the reserves estimates disclosed in your filing on Form 10-K. Refer to the requirements set forth in Item 1202(a)(7) of Regulation S-K.

Proved Undeveloped Reserves, page 24

4.   Based on the tabular disclosure provided on page F-46, there appears to be a material change in proved undeveloped reserves compared to the disclosure of such reserves in the Form 10-K for your fiscal year ended December 31, 2013. Item 1203(b) of Regulation S-K requests that registrants "[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted to developed reserves." Please expand your disclosure to present the material changes in your proved undeveloped reserves relating to such causes as revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed. Also expand your disclosure to provide a narrative explanation of such changes.

5.   Further to the previous comment, Item 1203(c) of Regulation S-K requests that registrants "[d]iscuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures." Please expand your disclosure to discuss your progress in converting proved undeveloped reserves to proved developed reserves. Also disclose the capital expenditures incurred relating to the conversion of any proved undeveloped reserves.

6.   We also note from the disclosure provided on page 4 that proved undeveloped reserves represent approximately 76% of the total combined proved reserves at December 31, 2013. Please refer to Item 1203(d) of Regulation S-K and tell us the extent to which any of your proved undeveloped reserves will not be developed within five years since your initial disclosure of these reserves. Please also clarify in your disclosure on Form 10-K.

Production Volumes, Unit Prices and Costs, page 24

7.   Based on the disclosure provided on page 23, you appear to have interests in various wells producing in the Piceance Basin and offshore California. Please expand the tabular disclosure on page 24 to report production, by final product sold, for each field that contains 15% or more of your total proved reserves to comply with Item 1204(a) of Regulation S-K.

Financial Statements

Note 22 – Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-46

8.   Please disclose the reasons for significant changes in your reserve quantities for each of the periods presented to comply with FASB ASC paragraph 932-235-50-5.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Executive Compensation, page 4

9.   You disclose that Messrs. Young and Bullock are employees of Conway McKenzie Management Services, LLC, with whom you have a management and financial advisory services agreement. Your summary compensation table indicates that you paid Conway McKenzie for the services provided by Mr. Young and as such he did not receive any salary or other compensation from you. Please provide us with an analysis as to whether you are required to provide disclosure with respect to this arrangement pursuant to Item 404 of Regulation S-K. Please also provide us with an analysis as to whether you are required to file this agreement pursuant to Item 601.

10.   In the footnotes to the summary compensation table, you disclose that Messrs. Monteleone, Coxon and Tarzwell were appointed executive officers on June 17, 2013. Please explain why you entered into an employment agreement with Mr. Coxon almost six months prior, on December 31, 2012, and in what capacity he served from December 31, 2012 to June 17, 2013. Please also expand your disclosure to better explain the differences in salary paid to Messrs. Monteleone, Coxon and Tarzwell in 2013, given that each of their employment agreements contemplate an annual base salary of $250,000.

11.   Please file your employment agreements with your officers.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3611, with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. E. James Cowen